Exhibit 99.6

Exhibit 99.6

INTRODUCTION | ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE **DELIVERING** GOVERNANCE AND REWARDS ADMINISTRATION

SASOL CHEMICALS AT A GLANCE

Growing with our unique chemistry



"Our Chemicals Business delivered strong results in the midst of a difficult external environment and laid a solid foundation upon which we can deliver sustained growth. We also made good progress on our ambitious sustainability goals in the way we run our operations and through the innovative solutions we provide our customers."

Brad Griffith
Executive Vice President: Chemicals



INNOVATION

Sasol Chemicals fulfils Sasol Group's Purpose of "Innovating for a better world" by offering a broad, state-of-the-art portfolio of specialty and commodity chemicals for a wide range of applications and industries. As a global solutions provider, we make it possible for our customers to create products that add value, security and comfort to the daily lives of people around the world.

Strategic positioning enabling Future Sasol

Sasol Chemicals is a key pathway for Sasol's future growth with a focus on sustainability. With a well-invested global asset base, a unique portfolio and technology leadership, Sasol Chemicals is strongly positioned to deliver competitive and sustainable returns.

Key features

US$10,5 billion annual turnover

Approximately **4 500 employees** embracing **51 nationalities** (excluding Chemicals SA Ops)

Presence in **17 countries**

6 500 customers in **118 countries**

STRONGLY POSITIONED TO DELIVER COMPETITIVE AND SUSTAINABLE RETURNS


1
WELL-INVESTED, ADVANTAGED GLOBAL ASSET BASE
2
EMBRACING SUSTAINABILITY
3
UNIQUE PORTFOLIO AND TECHNOLOGY LEADERSHIP

Overview

Sasol Chemicals has advantaged portfolios and leading positions in markets that align with powerful socioeconomic megatrends. These include a growing, urbanising middle class interested in personal care and health and wellness; increased customer and end-user demand for more sustainable and circular solutions; and the need for innovation to support renewable energy technologies and the energy transition.

Operating context

Performance was impacted by continued supply chain challenges and the Russia/Ukraine conflict, which contributed to higher oil and feedstock prices and resulted in higher average sales prices for our products. This was offset by lower sales volumes caused by reduced production in our South African operations and delayed exports of some products due to the flooding in KwaZulu-Natal, South Africa, as well as COVID-19-related market restrictions including lockdowns in China. Year-over-year volume comparisons also reflect the divestments of our US base chemicals assets in FY21 and our European wax business in March 2022.

Strategic focus areas

During FY20 – FY22, Sasol Chemicals delivered on its short-term imperatives of aligning our unique chemistry to sustainable and growing markets, reducing costs and largely completing our asset divestiture programme. We recently completed the sale of the European Wax business and still plan to sell our sodium cyanide business pending approval from the South African Competition Commission.

With this critical phase completed, we are in the "Launching Growth" phase of our strategic roadmap. We have continued to assess how to execute it in a way that leverages our strengths in a changing, competitive market.

We plan to execute our strategy by extending our leadership through organic growth, strategic acquisitions and partnerships. Growth will be focused on products, solutions and markets

SASOL CHEMICALS STRATEGIC ROADMAP

FY20 – FY22 › Deliver short-term imperatives

FY23 – FY24 › Launching Growth

FY25+ › Deliver growth returns

SASOL INTEGRATED REPORT 2022 46

INTRODUCTION | ABOUT SASOL   STRATEGIC OVERVIEW   CREATING VALUE   DELIVERING   GOVERNANCE AND REWARDS   ADMINISTRATION

SASOL CHEMICALS AT A GLANCE (CONTINUED)

Growing with our unique chemistry (continued)

where we have a unique competitive advantage, differentiating chemistry, and/or market leadership.

Simultaneously, we will unlock additional value and cost leadership in the parts of our portfolio where we can lead by creating a competitive cost base by focusing on operational, supply chain and commercial excellence and in so doing lay the foundation for green transition pathways.

Safety

As always, our commitment to working safely and operating reliably remains a top priority. Our FY22 safety results were mixed.

We began the year on a tragic note with the passing of a service provider in Sasolburg. While our recordable case rate and injury severity score both regrettably increased, we saw improvements in two other safety metrics: lost work day case rate; and fires, explosions and releases severity rate.

We continue to focus on being accountable and engaging each other in safe work practices. These practices are supplemented by technology and training and emphasise understanding and preventing risks at the job site. We will continue to learn from our experiences and apply those lessons across the organisation in our pursuit of Zero Harm.

Delivering on transformation imperatives

During our Capital Markets Day in September 2021, we highlighted three transformation imperatives to advance our Future Sasol ambition. In FY22, we made significant progress towards delivering them.

HIGHLIGHTS

- Continued unlocking LCCP value,.
- Received ISCC-PLUS certification at three largest European manufacturing facilities
- Delivered on Sasol 2.0 tranformation targets
- Introduced 143 new products and cultivated 459 new customers
- Substantially completed asset divestment programme

The first imperative related to positioning our Lake Charles site as a sustainability hub. With development-ready land, advantaged feedstock access, prime transport infrastructure and our reputation as a reliable partner, Lake Charles is uniquely positioned to lead the way to a more sustainable chemicals industry. As an example, in June 2022, we announced a pre-feasibility study with Lotte to evaluate a facility to produce electrolyte solvents for electric vehicle batteries.

Our second imperative relates to leveraging renewable feedstocks for lower-carbon solutions. Our manufacturing facilities in Marl and Brunsbüttel, Germany, and Augusta, Italy, earned ISCC-PLUS certification for the use of mass balanced bio-based and recycled feedstocks in the production of alcohols, ethoxylates, linear alkylbenzenes and derivatives, positioning us to increase our lower-carbon product portfolio. We also delivered our first sustainable surfactant made from renewable raw materials to the European market – a major step forward in creating more sustainable liquid laundry detergents and other common household products. And we partnered with Holiferm Limited to jointly develop biosurfactants made through fermentation, using yeast to convert vegetable oils and glucose into final product.

Our third transformation imperative was to continue the Lake Charles Chemicals Complex (LCCC) ramp-up and unlock value from Sasol 2.0. To that end,

Delivering sustainable operations

Chemicals is also answering the sustainability call by reducing the impact of our operations. We have set a goal to reduce our scope 1 and scope 2 greenhouse gas emissions by 30% by 2030, with the use of renewable energy being a key lever. In FY22, we made noteworthy progress and concluded multiple renewable PPAs and a CO_2 neutral steam supply agreement amounting to 72 ktpa CO_2e reduction for our operations in Europe.

We have secured a combination of physical and virtual power purchase agreements that, when fully in place, will deliver 57,6 ktpa of CO_2 reduction annually at our Eurasian manufacturing sites.

In addition, our facility in Brunsbüttel began obtaining 100% of its external electricity from renewable sources. We also announced plans to double our use of "green steam" at Brunsbüttel from a first-of-its kind biomass cogeneration facility to be built adjacent to our site and operating by 2025.

Looking ahead

Total Chemicals sales volumes for FY23 after adjusting for the Q3 FY22 disposal of the European Wax Business, are expected to be 5% – 10% higher than FY22. The increase is largely due to better operational performance and supply chain issues easing. We expect further pricing and demand volatility from continued geopolitical instability, excess inventories from China, supply chain disruptions, and the uncertainty surrounding Russian energy supply to Europe. Higher inflation and interest rates will continue to impact consumers, leading to potential demand contraction.

We will focus on the factors within our control, pursuing our priorities of safety, building our culture, customer experience, sustainability, and delivery and growth.

With our LCCC fully operational, and a streamlined, customer-centric organisational structure in place, we are building on the strength of our global assets to deliver value and drive results. Chemicals now has a solid foundation for growth, especially in end markets being reshaped by marketplace megatrends.

Our performance in FY22 gives us confidence that we can meet whatever challenges FY23 presents.

2023 PRIORITIES

PEOPLE

SAFETY
- Strive for Zero Harm
- Promote physical, emotional and mental well-being of our workforce

BUILDING OUR CULTURE
- Invest in our people – building capabilities for growth and future readiness
- Grow diversity, equity, inclusion and belonging by driving a committed agenda with clear actions
- Embrace a collaboration mindset that leverages the innovation and experience of our colleagues, to act with speed and resilience
- Celebrate our successes

CUSTOMER EXPERIENCE
- Create value for our customers
- Advance the customer experience
- Develop a strong innovation pipeline

PLANET

SUSTAINABILITY
- Reduce our GHG footprint by enhancing and delivering on our reduction roadmaps
- Demonstrate the value of our chemistry in answering the sustainability call
- Develop sustainable solutions with our customers

PROFIT

DELIVERY AND GROWTH
- Deliver on Sasol 2.0 commitments, with continued focus on LCCP value uplift
- Restore and enhance value through operational, supply chain, and commercial excellence
- Launch modern Enterprise Resource Planning and continue to automate and digitise
- Grow our leadership positions through investments, partnerships, and acquisitions

SASOL INTEGRATED REPORT 2022 47

INTRODUCTION | ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE DELIVERING GOVERNANCE AND REWARDS ADMINISTRATION

SASOL CHEMICALS AT A GLANCE (CONTINUED)

Delivering with Purpose
FUTURE SASOL

Innovative solutions for our customers

A changing environment provides unique opportunities for Sasol Chemicals to connect our unique chemistry with our customers to help them adapt and evolve.

Making solar panels more affordable

Sasol Chemicals' new specially formulated lubricant MARLOWET SC 4000 is helping customers improve the efficiency of silicon wafer cutting – a key component in the manufacture of solar panels. MARLOWET SC 4000 demonstrates excellent lubricity during the cutting process, enabling manufacturers to improve yield and minimise waste during the manufacture of silicon panels. With MARLOWET SC 4000, manufacturers can easily cut larger, thinner wafers with minimal scratching – reducing costs and making solar panels more affordable.





Delivering on customer experience

We continually focus on improving our customer' experience. There are multiple components to that experience, and our ability to deliver innovative solutions is a key one.

We continued building a strong innovation pipeline with our customers, despite the challenges of high feedstock costs and limited product availability.

In FY22, Sasol Chemicals launched 143 new products, increasing our portfolio by more than 5%. These new products were largely driven by customer desires regarding sustainability, health and performance.

We also cultivated 459 new customers, an increase of more than 7%.



Helping make Sustainable Aviation Fuels

An innovative catalyst developed by Sasol is a key component in the rapidly growing market for carbon-neutral aviation fuel. One of the first commercial facilities for producing the fuel began operations in Germany during 2022, using Sasol's highly active latest-generation CoFT catalyst in combination with Ineratec's FT technology to produce synthetic kerosene from green hydrogen – produced by using renewable electricity and CO_2. The product is called an "e-fuel." When used to power jet engines, e-fuel releases only as much CO_2 as was previously extracted to produce it – making it a carbon-neutral fuel.

Key customers recognise our commitment to innovation and sustainability

Multi-national German consumer-products company, Henkel, honored Sasol with its Beauty Care Sustainability Award for the development of PARAFOL, a high purity oleochemical-based paraffin that is used as an alternative to silicon oils in Henkel's *Fa* deodorant brand. Unilever also recognised Sasol, awarding the company a Unilever Brilliance Award for its ability to unlock critical material capacity during supply shortages and its long-term commitments to a focused sustainability roadmap.

Enabling batteries for electric vehicles

Sasol Chemicals produce an important component used to manufacture cathodes for lithium-ion batteries for electric vehicles. Using the company's proprietary NOVEL catalyst, Sasol researchers achieved ultra-low metal ion levels in LIPOXOL NR, a polyethylene glycol that serves as a carbon source in cathode manufacturing. Ultra-low metal ion LIPOXOL offers significant advantages to manufacturers – it is cost-competitive; can be produced more sustainably; and supports the delivery of superior battery capacity and longer lifetimes.





Developing sustainable surfactants

Sasol Chemicals is committed to developing sustainable solutions which will reduce dependence on petrochemicals as key ingredients in detergents, cleaning products and personal care products.

In FY22, Sasol delivered its first sustainable surfactant made from renewable raw materials to the European market.

Sasol Chemicals has also partnered with British firm Holiferm Limited to jointly develop biosurfactants, specifically sophorolipids, which are made through fermentation, using yeast to convert vegetable oils and glucose into final product. The Holiferm process offers an extensive reduction in carbon footprint compared with conventional surfactants.

SASOL INTEGRATED REPORT 2022 48

INTRODUCTION | ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE **DELIVERING** GOVERNANCE AND REWARDS ADMINISTRATION

SASOL ENERGY BUSINESS AT A GLANCE

Leading the energy transition in Southern Africa



"Sasol Energy is driving the transformation of the South African energy economy. We see a clear path to support the country by reducing our greenhouse gas emissions, accelerating the transition to low-carbon feedstocks and shaping the green hydrogen economy while securing energy supply."



Simon Baloyi
Executive Vice President: Energy Operations and Technology

Priscillah Mabelane
Executive Vice President: Energy Business


sasol

INNOVATION

In leading the energy transition, we give life to Sasol's Purpose by growing a broad range of lower-carbon and sustainable energy solutions to our customers and unlocking new value chains to decarbonise and grow the South African economy.

Strategic positioning enabling Future Sasol

Sasol Energy enables Sasol to capitalise on the global energy transition, and lead the transition in South Africa. Through our talented people, proprietary technology, digitalisation, integrated value chain and strategic partnerships, we are strongly positioned to deliver competitive, sustainable returns and solutions to our customers.

Overview

We are uniquely positioned to convert a wide range of feedstocks into diverse product pools enabling us to deliver on the changing integrated energy needs of our customers, leveraging our positions in mining and gas as well as our facilities in Secunda, Sasolburg and Natref. Combined with South Africa's world-leading endowment of renewable resources, this enables us to offer all South Africans a vision of a just, lower-carbon, more sustainable energy future while putting South Africa on a competitive footing in taking its rightful place in the global energy transition.

Operating context

Energy markets are fundamentally shifting towards lower-carbon and are impacted by ongoing supply chain challenges and geopolitical tensions. The crude oil price and refining margins increased as a direct result of the Russia/Ukraine conflict and its impact on Russian product exports (primarily diesel).

In South Africa this has been exacerbated by profound shifts in liquid fuels supply capability with the shutdown of SAPREF and Engen's refinery, as well as consumers overwhelmed by frequent loadshedding. Sasol Energy played a pivotal role when the country was in dire need of energy. Through our Natref facility we supplied jet fuel to OR Tambo International Airport avoiding a stock out, and continue to generate our own electricity for use in our operations and to supply Eskom. We continue with exploration and drilling activities in Mozambique to ensure a sustainable gas supply to external customers and our own operations, particularly as we transition to lower-carbon operations.

Key features

Significant contributor to GDP and leading corporate taxpayer in South Africa

R52,6 billion direct and indirect taxes paid in South Africa

~ R55,8 billion preferential procurement

Total turnover **~ R115 billion**

~ 20 000 employees (including Chemicals SA Ops and Mining)

POSITIONED TO DELIVER SUSTAINABLE RETURNS AND LOW-CARBON SOLUTIONS TO OUR CUSTOMERS

1. **DECARBONISE** OUR EXISTING OPERATIONS
2. **PRESERVE** VALUE
3. **GROW** NEW VALUE POOLS

STRATEGIC FOCUS AREAS

From 2020 to 2022, several steps were taken to reset and position the Energy Business for long-term success including resizing the portfolio through divestment of non-core assets, delivering on Sasol 2.0, growing the mobility and commercial businesses which will position us to extend our market leadership to 10% by 2030, and building of key capabilities.

We have made significant progress on execution of our 2030 GHG roadmap most notably, signing of key terms to procure renewables exceeding 600 MW for delivery in 2025 or earlier, approving of capital and advancing of term sheets to secure LNG.

We are shaping the development of South Africa's green hydrogen ecosystem, which includes applications in fuel cell hydrogen mobility, reigniting the steel industry and creating a global sustainable aviation hub at OR Tambo International Airport. The re-purposing of existing assets presents opportunities to fulfil the growing demand for sustainable products.

We are also leading pre-feasibility studies on greenfield hydrogen mega projects including Boegoebaai.

SASOL INTEGRATED REPORT 2022 49

INTRODUCTION | ABOUT SASOL · STRATEGIC OVERVIEW · CREATING VALUE · DELIVERING · GOVERNANCE AND REWARDS · ADMINISTRATION

SASOL ENERGY BUSINESS AT A GLANCE (CONTINUED)

Leading the energy transition in Southern Africa (continued)

STRATEGIC FOCUS AREAS (continued)

Sasol Energy's ambition is to lead the energy transition in Southern Africa through three strategic pillars:

STRATEGIC PILLAR	Ambition	2022 delivery	Key milestones to 2030
Decarbonise our existing operations	Significantly reduce our GHG emissions through: • Integrating renewables into our operations • Energy efficiency • Transition to lower-carbon feedstocks	Advanced procurement of renewable energy Extended the gas supply plateau from existing reserves in Mozambique Progressed term sheets to secure LNG** Developed a fine coal briquetting technology ** Liquified natural gas	Secure additional gas as transitional feedstock Procure 1 200 MW of renewable energy for our South African operations by 2030
Preserve value	• Ensure safe and reliable operations • Maximise value delivery from our strong asset base and technology advantage through Sasol 2.0 • Unlock full potential of mobility and commercial sectors by building capabilities and partnerships, and maintain our customer-centric approach	RCR 0,27 – five fatalities Launched Sasol Rewards loyalty programme Grew market share in mobility and commercial sales channels	Zero Harm Grow mobility and commercial market share by 5 – 10 % by 2030
Grow new value pools	• Play a leading role in shaping and orchestrating the green hydrogen economy for South Africa • Produce first green hydrogen from existing assets • Strategic partnering to progress in mega-scale green hydrogen projects	Signed an agreement for a pre-feasibility study of a mega-scale green hydrogen project Concluded FID* on a green hydrogen production project in Sasolburg * Final investment decision	Yield green hydrogen and related application by 2023 Produce aviation fuels with production partners by 2026 Deliver green hydrogen for export by 2030

HIGHLIGHTS

- Various partnerships to deliver new value pools
- Exceeded Sasol 2.0 targets for 2022
- Completed asset divestment programme
- Launched Sasol Rewards programme
- Donated food and medical supplies to fenceline communities after KwaZulu-Natal floods

Safety

We remain relentless in our continued commitment to pursuing Zero Harm as an operational reality.

Our concerted efforts are predominantly anchored in our HSI programme and embedding and maturing on critical SHE and operational processes. Regrettably, we lost four colleagues in this reporting period in work-related incidents – three at Sasol Mining, one at Secunda Operations. Our recordable case rate increased to 0,27 from 0,26 in 2021. The fires, explosions and releases severity rate improved by 24% to 2,9 compared to 3,8.

Delivering on our asset divestment programme

In line with our strategic objectives, we completed the divestment of our interest in the Central Térmica de Ressano Garcia gas-fired power station in April 2022 and 30% of our interest in Republic of Mozambique Pipeline Investments Company in June 2022. In July 2021 we closed the divestment transaction of all our shale gas interests in Canada.

Advancing our gas production in Mozambique

We made significant progress at our operations in Mozambique where gas production is planned to come off plateau in 2028. The PPA drilling campaign was executed safely amid COVID-19, within cost and schedule. The team completed four wells with very positive results. The drilling campaign continues in 2023 to extend drilling in other areas adjacent to the existing fields, to ensure security of supply to South Africa.



2023 PRIORITIES

PEOPLE

SAFETY
- Strive for Zero Harm
- Verify critical control effectiveness through leadership assurance
- Embed the HSI programme with focus on process safety

BUILD A HIGH PERFORMING TEAM
- Entrench a values-driven culture
- Build skills and capabilities to improve competitiveness
- Grow diversity and inclusion

CUSTOMER FOCUSED
- Preferred energy brand in Southern Africa
- Develop compelling customer value proposition through convenience partnerships
- Play a leading role in South Africa's Just Transition
- Enhance Social Investment and sponsorship programmes

PLANET

SUSTAINABILITY
- Establish and advance 2030 roadmap to reduce GHG scope 1 and 2 emissions by 30%
- Deliver on commitments to stakeholders and communities
- Advance the low-carbon energy portfolio of projects

PROFIT

DELIVERY
- Deliver Sasol 2.0
- Stable and reliable operations to deliver budgeted volumes
- Secure incremental sustainable gas
- Produce green hydrogen in calendar 2023
- Finalise pre-feasibility study deliverables on Boegoebaai
- Finalise procurement contracts for renewable energy

SASOL INTEGRATED REPORT 2022 50

INTRODUCTION | ABOUT SASOL   STRATEGIC OVERVIEW   CREATING VALUE   DELIVERING   GOVERNANCE AND REWARDS   ADMINISTRATION

SASOL ENERGY BUSINESS AT A GLANCE (CONTINUED)

Delivering with Purpose
FUTURE SASOL

Transforming our operations and progressing on our strategy

Developing a fine coal briquetting technology

Reducing reliance on coal as a primary feedstock in our South African operations is a key lever to lower our GHG emissions. As a first step, we need to start decommissioning coal-fired boilers at Secunda Operations (SO). A novel fine coal agglomeration technology developed by Sasol and a technology partner is enabling this. By developing briquettes, we are able to make better use of fine coal: the briquette can be gasified for conversion into products rather than burnt as a fuel, reducing the amount of coal used at SO and thus CO_2 emissions.



Securing renewable energy at scale

In our pursuit in our ambition to be Net Zero by 2050 we need to secure substantial amounts of renewable energy. By 2030, we plan to procure 1 200 MW. As a start, we are procuring 600 MW jointly with Air Liquide. The projects to supply the first 150-300 MW of wind and solar energy are on track to deliver electrons for 2025 or earlier. Renewable energy is also being procured for green hydrogen production at our Sasolburg site. We expect to conclude negotiations for these renewable energy power purchase agreements soon.

Processing bio-sludge to reduce emissions

Among the sustainable carbon feedstocks we are assessing to use at our Secunda and Sasolburg sites are biomass (for gasification), biogas and unavoidable process CO_2. By re-routing bio-sludge from our biological water treatment plants to gasification, a portion of the carbon is reconverted into usable products. This solution, developed and trialled by Sasol, means we can shut down bio-sludge incinerators with associated positive GHG and air emission impacts.



Producing green hydrogen in Sasolburg

As green hydrogen is a key enabler to repurposing our assets in Sasolburg and Secunda, developing green hydrogen innovations is the focus of our renewable energy plans. Our Fischer-Tropsch (FT) technology is agnostic to the source of carbon and hydrogen feedstock so we can easily substitute grey hydrogen and fossil-based carbon with green hydrogen and sustainable carbon. This will allow us to use existing facilities to produce the sustainable fuel and chemical products the world needs.

At our Sasolburg site, we plan to produce green hydrogen towards end 2023 using our 60 MW electrolyser. Initially, the green hydrogen produced will be for heavy-duty mobility in commercial transportation and mining, city buses, green steel and back-up power.

Green hydrogen allows for the decarbonisation of hard-to-abate industries such as aviation, steel and heavy-duty mobility. However, the main component in its production is the electrolyser, which still requires technology maturation and a significant cost reduction to achieve the large-scale roll-out of green hydrogen production.

Rewarding our retail customers

Our Sasol Rewards loyalty programme allows customers to earn points from their fuel purchases. These points can be redeemed against fuel and in-store purchases at all participating Sasol Retail Convenience Centres (RCCs).

We are now working to deliver modernised stores, improved in-store offerings and more RCCs in high-growth areas. Sasol is an iconic South African brand and we are dedicated to providing the best customer experience and ensuring our forecourts are a destination, not just a pitstop.



SASOL REWARDS

By the end of July, more than 640 000 motorists had registered, representing 5 million transactions and 100 million litres of loyalty fuel sold.



SASOL INTEGRATED REPORT 2022 51

INTRODUCTION | ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE DELIVERING GOVERNANCE AND REWARDS ADMINISTRATION

SASOL ENERGY BUSINESS AT A GLANCE (CONTINUED)

Delivering with Purpose
FUTURE SASOL

Transforming our operations and progressing on our strategy

Planning for Sustainable Aviation Fuel (SAF) production

The airline industry accounts for around 2,5% of global GHG emissions. We can help decarbonise the sector by producing SAF using sustainable feedstocks and our FT process, leveraging our assets at Secunda Operations (SO).

The first step in plans to produce SAF at Secunda Operations is the HyShiFT project. This is being developed in partnership with Enertrag, Linde and Hydregen and is targeting participation in the German government's H2 Global auction platform.

Beyond the HyShiFT project, with minor changes to the existing SO plant configuration, we can expand SAF production to around 8 000 bbl/day. With major refinery modifications, SO's SAF production potential is around 20 000 bbl/day.

The rate at which we can accelerate SAF production depends on how quickly the cost of green hydrogen and renewable energy technology declines. It also relies on the sourcing of sufficient sustainable carbon feedstock such as biomass, unavoidable industrial CO_2 and ultimately carbon captured directly from the air.

Elevating forecourt convenience at The Pantry

Our partnership with the Marble Group's 'The Pantry' in Rosebank, Johannesburg offers a bespoke retail experience that has taken forecourt convenience to a new level with an ultra-modern retail outlet, hybrid supermarket-deli and Sasol fuel station.

The Pantry offers forecourt customers Sasol Turbo™ Unleaded 95 and 93 and Sasol Turbodiesel™ ULS 10 and 50ppm while they enjoy a high-end retail shopping experience.





Considering Natref hybrid refinery concept

The recent postponement to July 2027 of the planned promulgation of South Africa's Clean Fuels II regulations as well as the publication of the country's biofuels regulations provide an opportunity to position the Natref crude oil refinery as a valuable and cleaner inland asset.

Our studies into co-processing crude oil and bio-feedstock indicate that we could transition Natref to meet the Clean Fuels II requirement using this hybrid approach at a significant lower cost. Pre-feasibility estimates show an overall reduction in Natref's scope 1 and scope 2 emissions. In relation to scope 3 emissions, we anticipate reductions from Natref petrol through the supply of bio-blended fuel into the market by the end of the decade. We have taken the first step by investing to produce Clean Fuels II compliant diesel by 2024.



Investigating the feasibility of a green hydrogen hub

Across the world, countries are recognising the role green hydrogen can play in decarbonisation. As renewable energy is the most significant component of the cost of this hydrogen, South Africa's wind, solar and land resources present a production advantage.

In October 2021, Sasol signed an agreement with the Northern Cape Economic Development, Trade and Investment Promotion Agency for a pre-feasibility study into the potential of Boegoebaai as an export hub for green hydrogen and its derivatives, such as green ammonia, green methanol and SAF.

Initially, we are assessing the development of a 5 GW electrolyser, a green hydrogen hub and a regional integration masterplan. The project concept entails the construction of a facility to produce green hydrogen and the downstream processing of derivatives. Given the Northern Cape's potential for renewable energy, the regional and national impact of establishing the enabling manufacturing, support industry, logistics and social infrastructure could be transformational.

The pre-feasibility study is scheduled to be completed in calendar year 2023.

To ensure sustainable benefits for local communities and the country, an infrastructure project of this scale requires a partnership approach anchored on localisation. As the lead project integrator, Sasol is working with government to bring strategic partners and other role players together to drive the industrialisation of the Northern Cape. These include potential customers, funders, investors, technology suppliers as well as South African green energy providers.



SASOL INTEGRATED REPORT 2022 52

INTRODUCTION | ABOUT SASOL   STRATEGIC OVERVIEW   CREATING VALUE   DELIVERING   GOVERNANCE AND REWARDS   ADMINISTRATION

SASOL ecoFT AT A GLANCE

Building sustainable businesses with our advantaged Fischer-Tropsch (FT) technology



"Sasol ecoFT spearheads our vision to produce low-carbon fuels and chemicals globally, by building new sustainable businesses and leveraging our advantaged Fischer-Tropsch (FT) technology. We believe that FT is uniquely positioned to thrive in a fossil fuel-free world. Sasol ecoFT's key focus is to produce and market Sustainable Aviation Fuel."

Marius Brand
Executive Vice President: Sasol 2.0 Transformation



INNOVATION

Climate change is a global challange that affects us all. Sasol ecoFT is pioneering sustainable fuels and green chemicals to transition to a Net Zero world.

Strategic positioning enabling Future Sasol

Sasol ecoFT is pioneering sustainable fuels and chemicals through Sasol's proprietary FT technology that converts green hydrogen and sustainable carbon sources into sustainable products. As a global leader in synthetic fuels and chemicals, Sasol has more than 70 years' experience in providing sustainable FT solutions. We seek to contribute to a thriving planet, society, enterprise and innovate for a better world.

Overview

Sasol is committed to accelerate our transition to a low-carbon world in support of the objectives of the Paris Agreement and our ambition to achieve Net Zero emissions by 2050. Sasol ecoFT's intent is to steer our aspiration to globally produce low-carbon fuels and chemicals. Our key focus is to produce and market Sustainable Aviation Fuel (SAF).

We are distinctly placed to enable the production of sustainable synthetic fuels and chemicals (PtX), which is expected to benefit from declining renewable electricity and green hydrogen production costs. This opportunity is being realised by collaboratively creating a commercial model that will benefit all parties.

Operating context

The aviation sector is a material contributor to GHG emissions globally and is under significant pressure to decarbonise. Our FT technology can provide SAF and associated solutions that have exceptional abatement characteristics and can be produced from nearly unlimited green feedstocks. Sasol's FT process is particularly well-suited to produce SAF.

Key features

Create value through **partnerships** in key markets across the value chain

Continue **advancing** our **PtX technology** and product offering through in-house research and collaboration with leading companies

Advance **offerings** across **licensing, catalyst sales,** and **specialised technical services** in the sustainable FT solutions space

OUR BUSINESS MODEL


1
EQUITY INVESTMENTS
2
SINGLE-POINT LICENSING
3
GLOBAL PARTNERSHIPS

Includes equity investments in PtX facilities, licensing of FT technology, catalyst supplies, technical services, as well as the production and marketing of sustainable low-carbon synthetic fuels, such as SAF, and chemicals.

WHAT IS SUSTAINABLE AVIATION FUEL (SAF)?

SAF is a drop-in sustainable alternative to fossil jet fuel, requiring very minor changes to existing aircraft or supporting infrastucture. According to IATA, SAF will be the only energy solution to mitigate the emissions growth of the aviation industry in the medium term it has repeatedly called on governments to provide regulatory support for SAF production.

STRATEGIC FOCUS AREAS

Sasol ecoFT is following a phased approach to growing the new sustainable business from a set-up phase (2021 to 2025), moving through to start-up (2025 to 2030), then ramp-up (2030 to 2040) and progressing to mature phase by 2040+. Our objective during the initial phases is to take a small equity position in potential demo or pilot plants to mitigate technology integration and business risk while the regulatory frameworks are matured and physical capacity built to manage the potential growth in quantity of plants from initially one to two plants per annum to an ambition of multiple new plants per annum during the mature phase.

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INTRODUCTION | ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE DELIVERING GOVERNANCE AND REWARDS ADMINISTRATION

SASOL ecoFT AT A GLANCE (CONTINUED)

Building sustainable businesses with our advantaged Fischer-Tropsch (FT) technology (continued)

STRATEGIC FOCUS AREAS (continued)

Over the past two decades CO_2 emissions have risen rapidly with almost 2,5% of total global carbon emissions coming from aviation industry. Significant research and development is going into exploring and pursuing technologies to help reduce emissions. Sasol's proprietary FT technology has been proven at scale and can advance decarbonisation. Sasol ecoFT aims to leverage this technology and focus on producing SAF.

Sustainable Aviation Fuel solution

SAF is seen as one of the viable large-scale carbon reduction solutions for the aviation sector and is positioned to play a critical role in the decarbonisation of the industry. While only a marginal part of demand today, SAF could represent up to 50% of aviation fuels by 2050. SAF consists of a basket of fuel technologies, one of which is Power-to-Liquids. PtL fuels offer emissions reductions of up to 99% compared to fossil jet fuel when using renewable electricity throughout the production regardless of the CO_2 alternative used. At the same time, this means that the PtL-route is superior to other technology pathways in terms of GHG reduction as hydro-processed esters and fatty acids (HEFA) and alcohol-to-jet achieve a reduction of only 73 – 94%.

HIGHLIGHTS

- Resourced the business appropriately with the right skills and experience, by appointing a Sasol ecoFT leadership and supporting team to focus on business development with an agile governance framework.
- We fundamentally believe that partnerships will be increasingly important to address global climate change issues. As we seek to enhance our competitive position and accelerate our transition, we will collaborate with both public and private sectors.
- During the year we made various partnership announcements linking to specific feasibility studies towards potential SAF PtL projects within the European Union.
- Announced the CARE-O-SENE research project, whereby Sasol will collaborate with German and South African research institutes to commercialise FT catalyst to achieve industry-leading kerosene and SAF yields.

We are nurturing an entrepreneurial culture and mindset to learn outside of the constraints of our existing businesses.

We are broadening and securing key partnerships with a focus on closing any capability or value chain gaps.

Building an attractive venture pipeline with long-term partners is a key priority as we position the integrated technology offering to produce SAF in selected global geographies. Our immediate focus is to advance some of the pre-feasibility opportunities into demonstration units where we can test the integrated ecosystem.

Potential value pools

We are also further articulating our go-to-market and product monetisation offering, where we believe we could derive significant value pools post-2030 from our equity positions, catalyst sales, technology licensing and technical services.

Our proven FT processes, having served well for more than 70 years, are fully compatible with green feedstocks and can produce sustainable products. As this is very much sought after in a low-carbon world our FT technology has great potential. The potential of green hydrogen is a very exciting area as it could enable Sasol to achieve significant decarbonisation in the future. Our inherent capabilities and strengths translate into numerous potential roles that Sasol can play in *inter alia* the green hydrogen economy. The feedstock flexibility means it can use green hydrogen and bio-based carbon or unavoidable captured carbon or direct air captured CO_2 to produce sustainable synthetic fuels and chemicals. Sasol's deep experience in producing synthetic fuels from coal and natural gas in large-scale plants is key in this regard.

The global PtX technology solution is a combination of Power-to-Liquids (PtL) and Power-to-Chemicals (PtC). PtL is rapidly developing through increasing demand for SAF and presents a global growth opportunity for Sasol ecoFT as it is likely to be one of the first and most attractive applications of FT. Sasol is a leader in FT technology applications, and therefore we are well positioned to win in the SAF market, building on our history of providing differentiated solutions across the globe at economy scale operations backed by an extensive technology and research capability.

Power-to-X (PtX) process

The PtX process relies on the supply of a sustainable carbon feedstock (biomass or other unavoidable industrial carbon dioxide sources, or carbon directly captured from air) and the production of green hydrogen through electrolysis using renewable energy.

Carbon and hydrogen are converted to synthesis gas, a mixture of carbon monoxide and hydrogen, which in turn is converted to longer-chain hydrocarbons for the production of SAF or other fuels and chemicals via the FT process.


Biomass/Municipal Solid Waste
Gasification
CARBON-MONOXIDE
Unavoidable carbon/ Direct Air Capture (DAC)
Reverse Water Gas Shift
CARBON-MONOXIDE
Renewable Energy
Electrolysis
HYDROGEN
FT SYNTHESIS
HYDRO CRACKING
SUSTAINABLE SYNTHETIC PRODUCTS
Jet Fuel (SAF)
Diesel
Naphtha
Chemicals



Looking ahead

Our focus is to progress the various feasibility and pre-feasibility studies with our partners and submit the necessary funding applications to the relevant funding bodies to ensure effective execution of the studies and to mature the opportunities to a potential investment decision.

In addition, we are investigating opportunities within low renewable energy cost and carbon-rich environments to develop large-scale opportunities with strategic partners. Focused partnering efforts will continue with industry leaders and investors as we expand our partnering construct to strengthen our technology and project/business growth investment strength.

We are exploring global opportunities to produce low-carbon aviation fuel from lower-carbon-content fossil fuels as we transition.

SASOL INTEGRATED REPORT 2022 54

INTRODUCTION | ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE DELIVERING GOVERNANCE AND REWARDS ADMINISTRATION

SASOL ecoFT AT A GLANCE (CONTINUED)

Delivering with Purpose
FUTURE SASOL

Leveraging our extensive Fischer-Tropsch experience

Expanding our G2L™ collaboration with Topsoe

Building on our successful partnership, Sasol ecoFT and Topsoe are working to jointly license and develop technologies for the production of sustainable liquid fuels and chemicals using FT technology.

We offer customers integrated solutions across the value chain as a single point licence to produce sustainable synthetic fuels and chemicals – specifically PtL or e-Fuels – using sustainable carbon sources, green hydrogen and renewable energy. In addition, we offer basic engineering, catalyst, hardware and specialised technical support.

Together, we are also developing new technologies, such as Topsoe's electrified reforming platform, solid oxide electrolysis and Sasol's next generation FT catalyst to maximise product yields and enhance carbon- and hydrogen-conversion efficiency. Ultimately, this will help reduce fuel and chemical greenhouse gas emissions.

Investigating Sustainable Aviation Fuel production in Sweden

Sasol ecoFT and energy group Uniper formed the SkyFuelH$_2$ joint venture to investigate the possibility of establishing a facility in Sollefteå, Sweden to produce SAF based on green hydrogen and carbon from biomass using the FT process. As part of the agreement, Sasol will supply the FT catalyst and technical services and market our share of the product on behalf of the joint venture.


uniper
ecoFT
Sasol ecoFT and Uniper partner to produce sustainable aviation fuel through SkyFuelH2

Exploring the production of Sustainable Aviation Fuel in Hamburg

Under the name 'Green Fuels Hamburg', energy supplier Uniper, energy technology group Siemens Energy, aircraft manufacturer Airbus and Sasol ecoFT are investigating the feasibility of producing CO_2-neutral kerosene, or PtL kerosene, in Germany.

Supported by the Technical University of Hamburg, the Hamburg Senate and Hamburg Airport, Green Fuels Hamburg aims to make a significant contribution to decarbonising aviation. If feasible, the production capacity would be at least 10 000 tonnes of green kerosene annually from 2026, representing 20% of the blending quota of PtL kerosene specified by the German government in its PtL roadmap. The potential facility would use the FT process to produce SAF from green hydrogen and processed biogenic carbon dioxide.


GREEN FUELS HAMBURG
A large-scale commercial plant which will produce green hydrogen from electricity generated by offshore wind turbines is being planned for the Port of Hamburg.
uniper
SIEMENS energy
AIRBUS
ecoFT

Accelerating power-to-liquids (PtL) for near-carbon-neutral flights

German aircraft manufacturer Deutsche Aircraft and Sasol are working on a joint research project for H_2-SAF (PtL) applications, with plans to collaborate on the certification of sustainable 'drop-in' jet fuels and the ramp-up of PtL use in aviation.


ecoFT
Sasol ecoFT and Deutsche Aircraft join forces to accelerate Power-to-Liquid (PtL) aiming for carbon-neutral flight

With its D328 eco, Deutsche Aircraft is developing a plane that will achieve near-carbon neutrality. It will be able to use any certified SAF and regular kerosene, as well as PtL-based fuels.

The H_2-SAF (PtL) application is a scaleable, long-term solution to minimise the CO_2 footprint of aviation. The process uses CO_2 recycled from regular air and hydrogen, produced with green energy, to form a synthetic fuel. Fuels like this have the same performance characteristics as regular kerosene: high energy density at low volume, proven safety and full compatibility with established infrastructure. They also contain fewer aromatics and sulphur, less CO_2 emissions and non-CO_2 or contrail effects.

As a first step in the research partnership, we will explore the compatibility of materials and system components with blended synthetic fuels produced through Sasol's FT technology in our existing coal-to-liquids (CTL) process.


Concrete cHemicals
Pioneers in COnversion
@CEMEX/Thomas Weber

Paving the way to clean cement

Concrete Chemicals – a consortium of Sasol ecoFT, global cement producer CEMEX and renewable energy company ENERTRAG – is studying the feasibility of clean cement production by converting emitted CO_2 into renewable chemical products and clean, synthetic fuels.

The partners will combine their technical know-how in a feasibility study in Rüdersdorf, Germany. Sasol will contribute FT technology to produce synthetic and Sustainable Aviation Fuel; ENERTRAG will produce green hydrogen with energy from wind and solar plants; and CEMEX will capture CO_2 generated during the production of cement.

The CARE-O-SENE catalyst research project, supported by Federal German Government grant funding, was announced. Sasol, Helmholtz-Zentrum Berlin, and other German and South African research consortium members aim to commercialise next generation high kerosene yield catalyst used in the Sasol FT technology process, with the objective of an industry-leading >80% kerosene yield in the production of SAF.

CARE-O-SENE
Catalyst Research for Sustainable Kerosene

SASOL INTEGRATED REPORT 2022 55